Exhibit 10.25

ITC^DeltaCom, Inc.

Description of Non-Employee Director Compensation

Non-employee directors of ITC^DeltaCom, Inc. (the “Company”) receive cash and receive equity-based fees pursuant to the ITC^DeltaCom, Inc. Amended and Restated Stock Incentive Plan (the “Stock Incentive Plan”).

The Company’s current policy is to pay each non-employee director an annual fee for service on the board of directors of $30,000 in cash and, subject to review at least annually, restricted stock units representing 2,000 shares of common stock, which vest with respect to one third of the shares subject to such awards on each of the first three anniversaries of the date of grant. The chairman of the audit committee also receives an annual fee of $5,000.

Each non-employee director receives fees of $1,000 for each board meeting attended in person, $500 for each board meeting attended by conference telephone and $500 for each committee meeting, whether in person or by teleconference.

The Company’s current policy is to grant non-employee directors options to purchase 10,000 shares of common stock pursuant to the Stock Incentive Plan upon their initial appointment to the board of directors. The exercise price per share under each option granted to a non-employee director upon appointment is the fair market value of the common stock on the option grant date. Each such option awarded pursuant to this policy vests with respect to one third of the shares subject to such option on each of the first three anniversaries of the date of grant. No option is exercisable more than ten years after the option grant date. Upon the termination of a non-employee director’s service for any reason (other than for cause), any options granted to the director will vest, and the director will have the right, at any time within a specified period after the date of termination of service and prior to termination of the options, to exercise any options held by the director on the service termination date.